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                                                  EXHIBIT 7.3

 For Immediate Release

               Court Rules Against TIS Mortgage Investment Company

     Cleveland, Ohio (June 9, 1997) -- The Totally Ignored Stockholders Committee (the "TIS Committee"), which controls approximately 9.8% of the common stock of TIS Mortgage Investment Company (NYSE: TIS), announced today that the U.S. District Court for the Northern District of California denied the motion by TIS for a preliminary injunction thereby permitting the nominees of the TIS Committee, Richard M. Osborne, Christopher L. Jarratt and James G. Lewis, to take their seats on the Board of Directors of TIS. TIS had requested that the Court for the Northern District of California declare that the notice of intent to nominate Messrs. Osborne, Jarratt and Lewis was defective and prohibit the solicitation of proxies on their behalf. Finding that the TIS Committee "gave sufficient notice to avail itself of the right to nominate candidates for the election at the annual meeting" and rejecting all of TIS claims that the TIS Committee and its nominees had violated federal securities laws, the Court found that preliminary injunctive relief was not warranted.

     As previously announced, the shareholders of TIS voted overwhelmingly to remove Chairman of the Board Lorraine O. Legg, Robert H. Edelstein and William
M. Storey from the Board of Directors of TIS. Based on the preliminary results, the nominees of the TIS Committee were elected by more than a 3 to 1 margin and received over 77% of the votes cast. On May 28, 1997, the Court ruled that it would not enjoin the nominations or solicitation of proxies and permitted the election to go forward on the date scheduled. The vote was held on May 29, 1997 at the company's annual shareholders meeting held at the Hyatt Burlingame in Burlingame, California.

     Richard M. Osborne stated, "We are grateful to the Court for vindicating our position and look forward to working with the other Directors of TIS to begin the real work that needs to be done to turn this company around and maximize shareholder values. The shareholders of TIS have expressed their confidence in us and we will do our best to prove to them that their decision was the correct one."

     TIS is a real estate investment trust headquartered in San Francisco, California.




For more information contact:
Richard H.  Grubaugh
Beacon Hill Partners
1-212-843-8500